                                                                 Exhibit (a)(9)

                                 Supplement to
                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                            SQUARE INDUSTRIES, INC.
                                       at
            $28.50 per Share net in cash, without interest thereon,
   plus an additional $2.50 per Share to be deposited by Parent in escrow as contingent
consideration for distribution, in whole or in part, either to the seller or to
       Parent upon the resolution of two specific matters, and subject to adjustment as provided in the escrow agreement.
            Because of the contingent nature of the escrow matters,
                 there can be no assurance what amount, if any,
           of the escrowed funds will be distributed to the sellers.
                                       by
                  CENTRAL PARKING SYSTEM -- EMPIRE STATE, INC.

                     an indirect wholly-owned subsidiary of

                          CENTRAL PARKING CORPORATION
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON FRIDAY, JANUARY 17, 1997, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY CENTRAL PARKING CORPORATION OR CENTRAL PARKING SYSTEM -- EMPIRE STATE, INC., REPRESENTS AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE SHARES ON A FULLY DILUTED BASIS (FULLY DILUTED SHALL INCLUDE, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE CONVERSION OF ANY CONVERTIBLE SECURITIES OR UPON THE EXERCISE OF ANY OPTIONS, WARRANTS OR RIGHTS, UNLESS THE HOLDER THEREOF SHALL HAVE ENTERED INTO AN AGREEMENT TO CASH OUT SUCH OPTIONS, WARRANTS OR RIGHTS IN CONJUNCTION WITH THE AGREEMENT AND PLAN OF MERGER). THE OFFER IS ALSO CONDITIONED UPON, AMONG OTHER THINGS, THE EXPIRATION OR TERMINATION OF ANY APPLICABLE ANTITRUST WAITING PERIODS, WHICH TERMINATED DECEMBER 30, 1996.

                             ---------------------
     THE BOARD OF DIRECTORS OF SQUARE INDUSTRIES, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED EACH OF THE OFFER AND THE MERGER AND DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN CENTRAL PARKING CORPORATION AND ITS SUBSIDIARIES), AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                             ---------------------
                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's shares of common stock, par value $.01 per share (the "Shares"), of the Company should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and
(a) mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or (b) tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase and this Supplement. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                             ---------------------
                      THE DEALER MANAGER FOR THE OFFER IS:

                               J.C. BRADFORD LOGO

                             ---------------------
Supplement dated January 6, 1997 to Offer to Purchase dated December 13, 1996

To the Holders of Common Stock of
  SQUARE INDUSTRIES, INC.:

                                  INTRODUCTION

     Central Parking System -- Empire State, Inc., a New York corporation ("Purchaser") and an indirect wholly-owned subsidiary of Central Parking Corporation, a Tennessee corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Square Industries, Inc., a New York corporation (the "Company"), at a price of $28.50 per Share net to the seller in cash at the closing (the "Closing") of the Offer, without interest, and an additional $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, to either the seller or Parent based upon the resolution of two specific matters, subject to adjustment as provided in the Escrow Agreement (as described in Section 1 of the Offer to Purchase) (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 1996 (the "Offer to Purchase"), this Supplement to the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Because of the contingent nature of the escrow matters, there can be no assurance what amount, if any, of the Escrowed Funds will be distributed to the shareholders, optionholders and warrant holders of the Company. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 6, 1996 (the "Merger Agreement") among Parent, Purchaser and the Company. This Supplement to the Offer to Purchase (the "Supplement") is being provided to the shareholders of the Company to clarify certain information contained in the Offer to Purchase and provide certain supplemental information. The Sections of this Supplement correspond to the Sections of the Offer to Purchase to which the supplemental or clarifying information relates. As a result of this Supplement, the Expiration Date has been extended to 12:00 midnight New York City time on Friday January 17, 1997. This Supplement should be read in conjunction with the Offer to Purchase. All capitalized terms used and not defined in this Supplement shall have the meaning assigned to such term in the Offer to Purchase.

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes, with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of J.C. Bradford & Co., which is acting as Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), SunTrust Bank, Atlanta (the "Depositary") and Kissel-Blake Inc., (the "Information Agent") incurred in connection with the Offer. See Section 16 of the Offer to Purchase.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") UNANIMOUSLY APPROVED EACH OF THE OFFER AND THE MERGER (AS DEFINED BELOW) AND HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN PARENT AND ITS SUBSIDIARIES), AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Blackstone Group L.P. ("Blackstone"), the Company's financial advisor, has delivered to the Board its written opinion dated December 6, 1996, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Offer Price and Merger Consideration to be received by the holders of Shares (other than Parent and its subsidiaries) in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Blackstone is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which was mailed to shareholders concurrently with the Offer to Purchase and shareholders of the Company are urged to read the opinion in its entirety for a description of the assumptions made, factors considered and procedures followed by Blackstone. In addition, certain affiliates of the Company owning Shares and/or options and warrants to purchase Shares aggregating 1,038,040 Shares have entered into an Agreement to Support the Transaction pursuant to which such affiliates agree to tender their shares and enter into agreements to cash out their options and warrants, subject to certain exceptions. See Section 10 of the Offer to Purchase.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER

OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY PARENT OR PURCHASER, REPRESENTS AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE SHARES ON A FULLY DILUTED BASIS (FULLY DILUTED SHALL INCLUDE, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE CONVERSION OF ANY CONVERTIBLE SECURITIES OR UPON THE EXERCISE OF ANY OPTIONS, WARRANTS OR RIGHTS, UNLESS THE HOLDER THEREOF SHALL HAVE ENTERED INTO AN AGREEMENT TO CASH OUT SUCH OPTIONS, WARRANTS OR RIGHTS IN CONJUNCTION WITH THE MERGER AGREEMENT)(THE "MINIMUM CONDITION"). THE OFFER IS ALSO CONDITIONED UPON, AMONG OTHER THINGS, THE EXPIRATION OR TERMINATION OF ANY APPLICABLE ANTITRUST WAITING PERIODS, WHICH TERMINATED ON DECEMBER 30, 1996. SEE
SECTION 14 OF THE OFFER TO PURCHASE, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER; EXPIRATION DATE; TREATMENT OF STOCK OPTIONS; CONTINGENCY OF PAYMENT OF CERTAIN AMOUNTS OF THE OFFER PRICE, MERGER CONSIDERATION AND OPTION CONSIDERATION; ESCROW AGREEMENT.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares (and deposit the amounts required to be placed in escrow as contingent consideration) validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, January 17, 1997, unless and until Purchaser shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The interests of the shareholders, optionholders and warrant holders of the Company with respect to the Escrowed Funds shall be represented by a committee comprised of Lowell Harwood and Sanford Harwood (collectively the "Escrow Committee"). Lowell Harwood and Sanford Harwood have agreed to enter into consulting agreements with a subsidiary of Parent with total payments under such agreements equal to $120,000 and $60,000, respectively. In addition, Lowell Harwood will become a member of the Board of Directors of Parent. While this could lead to a potential conflict of interest in their role as members of the Escrow Committee, it should be noted that Lowell and Sanford Harwood and their immediate family members will be entitled to approximately 59% of any Escrowed Funds distributed to the shareholders, optionholders or warrant holders of the Company. As a result, the Company believes that their interest in maximizing the amount of any such funds distributed to the shareholders, optionholders and warrant holders of the Company is aligned with the interests of the other shareholders, optionholders and warrant holders. In addition, Section 8.2 of the Merger Agreement provides that the Escrow Committee will represent the interests of the shareholders, optionholders and warrant holders of the Company with respect to the Escrow Agreement. Therefore, Lowell and Sanford Harwood, having agreed to act as members of the Escrow Committee, have a contractual obligation to act as agent for the shareholders, optionholders and warrant holders under the Escrow Agreement.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares (subject to the amounts placed in escrow as described in Section 1 of the Offer to Purchase) validly tendered prior to the Expiration Date and not withdrawn promptly after the later to occur of (i) the Expiration Date, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and
(iii) the satisfaction or waiver of the conditions to the Offer set forth in
Section 14 of the Offer to Purchase. The applicable waiting period under the HSR Act expired at 12:00 midnight on December 30, 1996, without objection by the FTC or the Antitrust Division. Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or delay payment for, Shares pending receipt of any regulatory approvals specified in
Section 15 of the Offer to Purchase or in order to comply in whole or in part with any other applicable law. Purchaser acknowledges that Purchaser may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the conditions specified in Section 14 of the Offer to Purchase without extending the period of time during which the Offer is open.

4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer may be withdrawn by the tendering shareholder at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn by such shareholder at any time after February 11, 1997, unless theretofore accepted for payment by Purchaser pursuant to the Offer. If Purchaser extends the Offer, is delayed in accepting for payment or paying for Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may on behalf of Purchaser retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase and this Supplement. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

7. CERTAIN INFORMATION CONCERNING THE COMPANY.

     In connection with Parent's review of the Company and in the course of the negotiations between the Company and Parent described in Section 10 of the Offer to Purchase, the Company provided Parent with certain projected results of operations of the Company, which Parent and Purchaser believe is not publicly available, the most recently updated of which is included in the information summarized below. The projected results of operations do not take into account any of the potential effects of the transactions contemplated by the Offer and the Merger.

                            SQUARE INDUSTRIES, INC.
                        PROJECTED RESULTS OF OPERATIONS
              YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         PROJECTED FINANCIAL STATEMENTS
                     CONSOLIDATED COMPANY FINANCIAL SUMMARY
                             (DOLLARS IN THOUSANDS)

                                                                         YEAR ENDED DECEMBER 31,
                                                                         ----------------------
                                                                           1996P        1997P
                                                                          -------      -------
STATEMENTS OF OPERATIONS
  Revenues
     Parking Service Revenue............................................  $64,878      $70,243
     Service Station Revenue............................................    4,338        4,512
                                                                          -------      -------
          Total.........................................................   69,216       74,755
  Costs and Expenses
     Cost of Parking Services(1)........................................   50,575       56,316
     Operating Costs -- Service Station.................................    4,352        4,526
     General and Administrative Expenses................................    9,074        9,114
                                                                          -------      -------
          Total.........................................................   64,001       69,956
  Pre-tax Operating Income..............................................    5,215        4,799
     Write-off of Assets................................................        0            0
     Write-off of Bank Re-financing Costs(2)............................      311          308
     Litigation Gain....................................................     (651)           0
     Interest Expense, net..............................................    1,342        1,364
                                                                          -------      -------
     Pre-tax Income (Loss)..............................................    4,213        3,127
  EBITDA before G&A Expense(3)..........................................   16,606       16,390
  EBITDA after G&A Expense(3)...........................................    7,532        7,276
  Cash Flow Items:
     Depreciation and Amortization......................................    1,451        1,627
     Deferred Rent(4)...................................................      806          790
     Accruals(5)........................................................       60           60
     Capital Expenditures...............................................  $ 5,798(6)   $ 2,025

                                                                                  DECEMBER 31,
                                                                                     1996P
                                                                                  ------------
BALANCE SHEET:
  Cash..........................................................................    $  2,457
  Current Assets................................................................       3,555
  Net Property, Plant and Equipment.............................................      29,917
  Other Assets..................................................................       6,193
                                                                                     -------
          Total Assets..........................................................      42,122
  Current Liabilities...........................................................       6,859
  Current Portion of Long Term Debt.............................................       1,115
  Long Term Debt................................................................      19,809
  Customer Security Deposits....................................................         317
                                                                                     -------
          Total Liabilities.....................................................      28,100
  Shareholders' Equity(7).......................................................      14,022
                                                                                     -------
          Total Liabilities and Equity..........................................    $ 42,122

---------------

(1) Includes $60,000 in provision for commercial rent taxes and in 1996 a reduction for a $1.0 million portion of a litigation gain.
(2) Non-cash expense for a corporate line of credit, reclassified from G&A Expenses and represents amortization of $992,000 of refinancing costs over a 4 year period. Amount to be amortized in 1998 is $309,000 and in 1999 is $64,000.
(3) EBITDA is pre-tax operating income before interest, depreciation and amortization, rent averaging and accruals. 1996 EBITDA includes the $1.651 million litigation gain.
(4) Rent Expense, classified under Cost of Parking Services, is computed by taking an average of all lease payments over the life of the lease. Deferred Rent arises due to the difference between rent expense and the actual lease payment.
(5) $60,000 provision for rent taxes.
(6) Includes $3.2 million for 75 Wooster Street acquisition/improvements.
(7) Includes deferred rent of $4,053,000 in 1996P.

     TO THE KNOWLEDGE OF PARENT AND PURCHASER, THE COMPANY DOES NOT AS A MATTER OF COURSE PUBLICLY DISCLOSE PROJECTIONS OR ESTIMATES AS TO FUTURE REVENUES, EARNINGS, FINANCIAL CONDITION OR OPERATING PERFORMANCE. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, PROJECTED INFORMATION OF THE TYPE FURNISHED ABOVE IS BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SUCH ESTIMATES AND ASSUMPTIONS WILL BE ACCURATE, AND THE ACTUAL RESULTS MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE. IN ADDITION, THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THE OFFER TO PURCHASE AND THIS SUPPLEMENT ONLY BECAUSE SUCH INFORMATION WAS MADE AVAILABLE TO PARENT BY THE COMPANY. NONE OF PARENT, PURCHASER OR THE COMPANY INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR. NONE OF PARENT, PURCHASER, THE COMPANY OR ANY OTHER ENTITY OR PERSON ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS.

14. CERTAIN CONDITIONS OF THE OFFER.

     The conditions to the Offer as disclosed in paragraphs b and c of Section 14 of the Offer to Purchase have been modified such that any reference to a condition being subject to the "good faith judgment" of the Parent has been changed to require the "reasonable good faith judgment" of the Parent.

                        The Depositary for the Offer is:

                             SUNTRUST BANK, ATLANTA

                           By Facsimile Transmission:
                                 (FOR ELIGIBLE
                               INSTITUTIONS ONLY)
                                 (404) 865-5371
                         Confirm Receipt of Guaranteed
                             Delivery by Telephone:
                                 (800) 568-3476

       By Mail:                   By Hand:             By Overnight Carrier:
SunTrust Bank, Atlanta     SunTrust Bank, Atlanta     SunTrust Bank, Atlanta
     P.O. Box 4625            58 Edgewood Ave.           58 Edgewood Ave.
   Atlanta, GA 30302              Room 225                   Room 225
                              Atlanta, GA 30303          Atlanta, GA 30303

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of the Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               KISSEL-BLAKE INC.

                                110 Wall Street
                            New York, New York 10005
                                 CALL TOLL FREE
                                 1-800-554-7733
                     Banks and Brokerage Firms please call:
                                 (212) 344-6733

                      The Dealer Manager for the Offer is:

                              J.C. Bradford & Co.
                              330 Commerce Street
                           Nashville, Tennessee 37201
                                 (615) 315-1750
                            Attention: Tina Redding